AURELIO RESOURCE CORPORATION

12345 W. Alameda Pkwy, Suite 202

Lakewood, CO 80228

Tel: 303-795-3030

August 11, 2008

Mr. George K. Schuler	SENT VIA EDGAR
Mining Engineer U. S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010	(SUPPLEMENTAL MATERIALS VIA EXPRESS MAIL	)

SEC File No 0-50931

Engineering Comments pertaining to Form 10-KSB for the Fiscal Period Ended 12/31/2007

Request For Supplemental Materials re: Staff Comment #3

Dear Sir:

In response to the comments contained in the staff’s comment letter to Aurelio Resource Corporation (the “Company”) dated July 28, 2008, we are providing the supplemental information and explanations as set out below. Please note that our responses are sequenced in the same order and with the same comment number as is contained in the staff’s comment letter noted in this paragraph.

Responses to staff comment #3 in the letter dated July 28, 2008 pertaining to the Company’s filing on Form 10-KSB for the Fiscal Year Ended December 31, 2007 filed April 2, 2008:

1.	Staff Comment #3

You disclose an analysis of the MAN, South Courtland and Courtland zones resulting in an estimate of mineralized material. Please forward to our engineer as supplemental information and not as part of your filing, you summary information that establishes the tonnage and grade of your materials designated as mineralized material. The information requested includes, but is not limited to:

•	Property and geologic maps

Request For Supplemental Materials re: Staff Comment #3	August 11, 2008
SEC File No 0-50931	Page 2 of 6

•	Description of your sampling and assaying procedures

•	General drill hole map showing intercepts

•	Representative geologic cross-section and drill log

•	Description and examples of your cut-off calculation procedures

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves or mineralized material

•	A description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geologic reports and/or executive summaries of mining / processing plans.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

The following information is included on the enclosed CD-ROM:

Property Map

Please see: “AULO PROJECT LOCATION 8x11AREA.pdf”

Geologic Maps

Please see: “Bear_Creek_Geology.jpg”, “AULO GEOL 11x17.pdf” and “AULO_REGIONAL_TARGET_AUG08.pdf”

The definitive geologic reference for the Hill Copper-Zinc Project area was published by Otis M McRae in 1966: “General Geology and Some Structural Features Of The Courtland-Gleeson Area, Cochise County, Arizona” in Transactions - Society of Mining Engineers (June 1966): pp, 133-38.

Description Sampling & Assaying Procedures

Drill samples form the basis for any mineral resource and the dependability of samples is paramount in any exploration program. Aurelio geologists have devised a set of procedures for sampling and assaying drill core and drill cuttings at the Hill Copper-Zinc Project.

Drill samples are normally collected on five-foot intervals. Drill core is sawn in half to create a representative  1/2 core sample which is sent to the laboratory. Reverse circulation drill cuttings are mechanically split at the drill site in order to get a representative sample of each interval.

Request For Supplemental Materials re: Staff Comment #3	August 11, 2008
SEC File No 0-50931	Page 3 of 6

Samples are sent to Skyline Assayers and Laboratories in Tucson for analysis. Copper, zinc and silver are determined by ICP analysis with detection limits of 0.01% for copper and zinc, 0.01 ppm for silver. To determine gold values, prepared samples are sent by Skyline to Acme Laboratories in Vancouver, British Columbia where materials are subject to a gravimetric assay with atomic absorption finish (detection limit for gold is 5 ppb).

Aurelio introduces control samples into the sample stream of samples from each drill hole. Counting the controls used by the laboratory, approximately 20% of all assay work is oriented toward assuring quality results.

The enclosed file “HillCopperSamplingProcedures-ED31Jul08.pdf” provides further details on Aurelio’s QC / QC procedures and protocols for sampling and assaying work at the Hill Copper-Zinc Project.

General Drill Hole Maps Showing Intercepts

We have included separate drill hole location maps for the MAN (CRTLND_DH_TOPO8x11.pdf), South Courtland (SCRTLND_DH_TOPO8x11.pdf) and Courtland (MAN_DH_TOPO8x11.pdf) areas of the Hill Copper-Zinc Project.

Representative Geologic Cross-Section(s) And Drill Logs(s)

Included with this data package are three representative cross-sections from the South Courtland area that were used in the estimate for that area (see: “Sec_W.pdf”, “Sec_Y.pdf” and “Sec_Z.pdf”)

Shown on the cross-sections, are the numbered polygons drawn around mineralized zones. Also shown are existing drill holes with numbers and assay composites based on copper-equivalent grades. In addition, the sections show planned drill holes (yellow and/or blue traces) designed to define the extent of mineralization on each section.

It should be noted that these sections have undergone several changes in interpretations, some of which have occurred since the last in-house estimate.

For each drill hole used in the in-house estimate, Aurelio has the corresponding drill logs and assay reports

There is an index map of the target areas and detailed maps showing drill-hole locations in each of the target zones.

Description And Examples Of Your Cut-off Calculation Procedures

At present, Aurelio believes it is too early to make an accurate determination of the ultimate cut-off grades for the leachable and the sulfide mineralization.

Request For Supplemental Materials re: Staff Comment #3	August 11, 2008
SEC File No 0-50931	Page 4 of 6

However, given the strong continuity, thickness and relatively consistent grades of the chalcocite mineralization in the MAN / South Courtland areas, and that this material may very likely be amenable to a large, bulk tonnage open pit mining scenario with heap leaching and SX/EW recovery of copper, our geologists have assumed a preliminary 0.1% Cu(eq) cut-off.

In the sulfide zone, a slightly higher cut-off grade of 0.2% Cu(eq) was utilized for the in-house estimate.

Justifications For The Drill Hole Spacing Used To Classify And Segregate Mineralized Material

Drill-hole spacing for the MAN, South Courtland and Courtland areas have not been statistically analyzed.

In the MAN Area, adequate geological spacing for detecting continuity in the chalcocite mineralization is approximately 400 feet.

For the MAN Area sulfide zone, 200 foot spacing is generally considered adequate for this type of deposit. Should further work necessitate detailed definition of the gold zones within the sulfides, or it becomes necessary to delineate separate zinc- and copper-rich areas, a tighter spacing may be necessary (this will be determined at a later date).

A Description Of Your Procedures For Estimating Mineralized Material

Subsequent to the independent report by CAM concerning the MAN Area mineralized material, Aurelio geologists have conducted periodic, in-house estimates of the total amounts of mineralized material at the MAN, Courtland and South Courtland areas.

These estimates were made on the basis of new information from Aurelio drilling and re-assaying of historical core. In-house estimates were done by hand and are not NI 43-101 compliant, nor have they been vetted by any independent third-party; rather, these internal studies are used by Aurelio as a guide to exploration and an indication of upside potential only.

These estimates of mineralized material are done by classical cross-sectional methods in which polygons defined by mineralized intercepts were projected half the distance to adjacent sections to create volumes. Geologists calculated the grades of these polygons by taking weighted averages of the composited drill intercepts making up the included drill intercepts.

Then the geologists calculated total tons based on tonnage factors derived from new work done on densities of different mineralization types. The end results are that Aurelio geologists believe there is considerable upside potential from conservative estimate conducted by CAM on the MAN zone alone.

Request For Supplemental Materials re: Staff Comment #3	August 11, 2008
SEC File No 0-50931	Page 5 of 6

Copies Of Any Pertinent Engineering / Geologic Reports and/or Mining / Processing Plans

The tonnage factors used in the Aurelio in-house mineralized material calculations were conservatively determined by assigning 12.5 ft3/ton to oxide (chalcocite) mineralization, and 10 ft3/ton to sulfide mineralization.

Specific gravity work conducted in 2007 suggests that these are conservative numbers, but data is so sparse that precise definition is not possible. A copy of the preliminary results conducted by Mountain States Research and Development (MSRDI) is included with this data package (see: “SG_MSRDI_10-08-07.pdf”).

No conceptual or design engineering reports have been completed in regards to mining or processing methods and technologies.

Because of the grades and near-surface location of the mineralization, Aurelio has assumed that the mineralized material would most likely be mined by traditional open pit methods.

Aurelio has only undertaken very preliminary metallurgical test work, focusing primarily on the relative leachability of the oxide / chalcocite zones of mineralization.

Aurelio has not been able to secure copies of historical metallurgical testwork and summary reports. There are passing references in the company’s exploration database to work apparently undertaken by Gibraltar Mines in the mid-1990s into a possible heap leach, SX/EW operation involving chalcocite material in the MAN area. Similarly, there are scattered references to work that Santa Fe Pacific Mining may have commissioned in the late 1980s and early 1990s into potential underground mining and milling of the deeper MAN sulfides to produce bulk concentrates and/or copper concentrates.

Aurelio does not have sufficient information available to make any determination of how the mineralized materials at the Hill Copper-Zinc Project might ultimately be processed should they be determined to be economically viable.

The in-house, mineralized material estimates were based solely on geological information, and no engineering reports were used (or available).

Contact Person

Mr. Earl Detra, Vice President—Exploration of Aurelio Resource Corp., should be contacted if there are additional technical questions concerning the 167.9 million ton mineralized material estimate.

Mr. Detra can be reached on his cell phone at 520.260.0191.

Request For Supplemental Materials re: Staff Comment #3	August 11, 2008
SEC File No 0-50931	Page 6 of 6

Should you have any further questions, please do not hesitate to contact me at 303.945.7272.

Sincerely yours,

Aurelio Resource Corporation

/s/ Stephen B. Doppler
Stephen B. Doppler
President & CEO

Enclosure: One (1) CD-ROM with supplemental files detailed on pages #2 thru #5